Exhibit 3(ii)
WASHINGTON GAS LIGHT COMPANY
BYLAW AMENDMENT
ARTICLE II
Board of Directors.
     SECTION 1. Number, Powers, Term of Office, Quorum, Presiding Director. The Board of Directors of the Company shall consist of eight persons. The Board of Directors may exercise all the powers of the Company and do all acts and things which are proper to be done by the Company which are not by law or by these Bylaws directed or required to be exercised or done by the stockholders. The members of the Board of Directors shall be elected at the annual meeting of stockholders and shall hold office until the next succeeding annual meeting, or until their successors shall be elected and shall qualify. A majority of the number of directors fixed by the Bylaws shall constitute a quorum for the transaction of business. The action of a majority of the directors present at any lawful meeting at which there is a quorum shall, except as otherwise provided by law or by these Bylaws, be the action of the Board. The Board of Directors shall have a Presiding Director, who shall be an independent director, not an employee of the Company. The powers and responsibilities of the Presiding Director shall be established by the Board of Directors and shall be set forth in the Corporate Governance Guidelines of the Company. The powers and responsibilities of the Presiding Director may be modified from time to time in the discretion of the Board of Directors.
     SECTION 4. Meetings. Regular meetings of the Board shall be held at the office of the Company in the District of Columbia at times fixed by resolution of the Board of Directors. Notice of such meetings need not be given.
     Special meetings of the Board may be called by the Chairman of the Board, the President of the Company, the Presiding Director or by any two directors. The Presiding Director may call meetings of the independent directors, who shall not be employees of the Company. At least two days’ notice of all special meetings of the Board shall be given to each director personally by telegraphic or written notice. Any meeting may be held without notice if all of the directors are present, or if those not present waive notice of the meeting by telegram or in writing. Special meetings of the Board of Directors may be held within or without the District of Columbia.
     SECTION 5. Committees. The Board of Directors shall, by resolution or resolutions passed by a majority of the whole Board, designate an Executive Committee, to consist of the Chief Executive Officer of the Company who may be the Chairman of the Board, or the President and three additional members, and not fewer than three alternates to serve at the call of the Chief Executive Officer in case of the unavoidable absence of one of the regular members, to be elected from the Board of Directors. The Executive Committee shall, when the Board is not in session, have and may exercise all of the authority of the Board of Directors in the management of the business and affairs of the Company.
     The Board of Directors may appoint other committees, standing or special, from time to time, from among their own number, or otherwise, and confer powers on such committees, and revoke such powers and terminate the existence of such committees at its pleasure.
     A majority of the members of any such committee shall constitute a quorum for the purpose of fixing the time and place of its meetings, unless the Board shall otherwise provide. All action taken by any such committee shall be reported to the Board at its meeting next succeeding such action.